VF Corporation
Code of Business Conduct (2017)

From Our Chairman, President and CEO

To All Associates of VF Corporation and Subsidiaries
Dear Colleagues:
At VF, we pride ourselves on operating with the highest levels of integrity. Our Code of Business Conduct serves as our roadmap by setting forth business conduct policies and principles for all directors, officers and associates of VF to follow in our day-to-day work. It is based on principles we have followed throughout the years, and is designed to help us continue to do business with high standards.
Our Board of Directors and senior management are wholly committed to the ethical and lawful policies that guide our business, which is why we are proudly communicating this Code in more than 20 languages worldwide.
The Code does not address every possible business situation we may encounter, but it emphasizes the basic principles that underpin our actions. More than a list of rules, the Code reflects our belief that doing the right thing and leading with integrity are essential to our success.
It is important that you take time to become familiar with our Code and renew your commitment to it. I encourage you to discuss any questions or concerns you have with your manager or other company leaders.
I truly appreciate your commitment to VF and our focus on always doing business the right way.
Sincerely,
Steve Rendle
Chairman, President & Chief Executive Officer

Table of Contents

From Our Chairman, President and CEO	2
Our Commitments	5
The Essentials	6
Why Do We Have a Code?	6
Who Must Follow Our Code?	6
Ethical Decision Making	7
Seeking Guidance and Raising Concerns	7
Our Commitment to Preventing Retaliation	8
Further Expectations for Managers	8
Approvals, Amendments and Waivers	8
Our Colleagues	9
Communicating Openly	9
Embracing Inclusion and Diversity	9
Preventing Harassment and Discrimination	9
Ensuring Health and Safety	10
Protecting Employee Privacy.	10
Protecting Consumer and Third-Party Data	11
Our Company	12
Disclosing Conflicts of Interest	12
Gifts and Entertainment	14
Using and Protecting Company Property and Information	15
Appropriate Use of Social Media	16
Keeping Accurate Accounting and Financial Records	17
Public Release of Corporate Information and Quality of Public Disclosures	17
Insider Trading	18
Government Contracting	19
Our Marketplace	20
Fair Dealing	20

Fair Competition	20
Interacting with Our Partners	21
Creating Quality Products	21
Anti-Corruption	21
Imports and Exports	23
International Trade Compliance	23
Our Communities	24
Sustainability and Responsibility	24
VF’s Responsible Sourcing Program	24
Local Community Relations and Volunteerism	24
Charitable Donations	25
Political Activities	25
Living our Values Around the World	25
A Final Word	25
Ethical Decision Making	26
Resources	26

Our Commitments
Our commitment to operate ethically and lead with integrity is embedded in the five principles of our Code. Our Code guides us on upholding this commitment as we interact with each other, our partners, our consumers and our stakeholders.
1    We will lead with integrity.
2    We will treat everyone with dignity and respect.
3    We will compete fairly and honestly.
4    We will follow the law everywhere we do business.
5    We will strive to make our communities better.

The Essentials
We will lead with integrity.

Associate Spotlight: “VF empowers me to lead by example.”
Vice President, Finance
To me, leading with integrity means always doing the right thing. I believe that communication is such a key leadership trait, and I strive to empower my team to collaborate and resolve problems together. As leaders, we can all contribute to creating an environment where associates feel comfortable asking questions and raising concerns.

Why Do We Have a Code?
At VF, integrity never goes out of fashion. Our success is a direct result of the values we embrace as a company and as people. To us, values such as honesty, integrity and respect are more than words-they are embedded in everything we do.
Our Code of Business Conduct (“Code”) demonstrates how our core values come to life in our day-to-day business dealings. It lays out common scenarios, and gives us the guidance we need-or the resources to turn to when guidance isn’t enough-to help ensure we act ethically at all times.
By setting forth the high standards we are expected to uphold, our Code also serves as a pledge we make to our shareholders, our customers and each other. We commit to act with integrity-not only because it contributes to our success, but also because it is the right way to achieve success.
Who Must Follow Our Code?
This Code and all relevant corporate policies apply to everyone who conducts business on behalf of VF, including associates and members of VF’s Board of Directors, regardless of seniority or location. We are all responsible for reading and understanding our Code.
We also expect our business partners to follow similar principles, and we aim to work only with those who meet our exacting standards.

GOOD TO KNOW!
VF’s Ethics and Compliance Program is overseen by VF’s Vice President, General Counsel and Corporate Secretary. VF’s Senior Director, Ethics and Compliance, manages the program’s day-to-day operations. Our Ethics and Compliance Leadership Council, made up of members of VF’s Senior Leadership Team and other executives, is responsible for ensuring the effectiveness of our program.

Ethical Decision Making
Maintaining our Company’s high standards for ethical business conduct requires us to act with honesty and lead with integrity. There may be times when you need to make a business decision, but the right thing to do is not immediately clear. In those instances, asking these questions can be helpful:

•	Is it legal?

•	Is it consistent with our Code of Conduct?

•	Does it reflect our company’s values?

•	Would you be comfortable if others knew about it?
If the answer to any of these questions is “no,” don’t move forward with the action. If you are not sure, seek guidance.
Seeking Guidance and Raising Concerns
Raising concerns as soon as they arise and seeking guidance before acting can help VF improve processes and solve problems quickly. Since this Code cannot address every situation you might encounter, always ask for help whenever you have a question.
The following resources are ready to assist you:

•	Your manager, or another manager you feel comfortable speaking with

•	Your Human Resources representative

•	Your department head, controller or Chief Financial Officer (“CFO”)

•	VF’s General Counsel and other members of the Law Department

•	VF Ethics and Compliance or

•	Our Ethics Helpline.
The Ethics Helpline is free, confidential and available 24 hours a day, 7 days a week around the world. If you don’t want to identify yourself, you can make a report anonymously where allowed by law.

GOOD TO KNOW!
Due to local laws, the Ethics Helpline can only accept reports regarding audit or accounting fraud, bribery, or banking or financial concerns in certain countries. If you are calling from a country where anonymous reporting is limited, you will be directed to report your concerns to local management.

VF makes every effort to investigate reported concerns appropriately and consistently. Associates are required to cooperate in all investigations of alleged misconduct.

VF takes violations of our Code seriously, and the outcome for offenders may include termination. Each officer and department head is responsible for monitoring and enforcing the Code within his or her area of responsibility.

Our Commitment to Preventing Retaliation
VF will never tolerate retaliation toward any associate for coming forward with a good faith report or participating in an investigation. “Good faith” means making a report with honest intentions and providing all relevant information. Retaliatory acts-such as demotions, harassment or loss of employment-are prohibited by VF. If you believe you have been subjected to or have witnessed retaliation, you should report it to Human Resources or Ethics and Compliance immediately. For more information, see our Non-Retaliation Policy.
Further Expectations for Managers
Our managers have additional responsibilities to implement and uphold our values by:

•	Acting as role models and leading with integrity

•	Promoting a diverse and inclusive environment

•	Encouraging our speak-up culture in which associates feel comfortable raising concerns

•	Escalating reports from associates, as appropriate and

•	Never allowing or ignoring acts of retaliation.
It falls on our managers to set the standard for all associates at VF. This means creating a positive work environment, learning and understanding our Code and modeling ethical behavior every day. At VF, we strive for integrity at every level of our operations, starting with our leaders.
Approvals, Amendments and Waivers
Our Code has been approved by VF’s Board of Directors. Waivers of this Code for the CEO and senior financial officers may only be granted by the Board of Directors, and will be promptly disclosed to VF’s shareholders. Any waivers for other associates may only be granted in writing by VF’s General Counsel. Material amendments to this Code must be approved by VF’s Board of Directors, and any amendments that are applicable to the CEO and the senior financial officers will also be promptly disclosed to the Company’s shareholders.

Our Colleagues
We will treat everyone with dignity and respect.

Associate Spotlight: “Here, you have a voice.”

Senior Director, Human Resources

At VF, we want to create an environment where everyone has a voice. To me, that’s the most important thing of all. We want associates to not only bring their best selves to work, but to also feel comfortable expressing ideas and diverse opinions.

Communicating Openly
We believe open communication and the free expression of diverse and differing ideas is the best way to collaborate, solve problems and create a winning team. So, come forward when you have concerns, maintain your integrity in your interactions with your colleagues, and encourage each other to share the ideas that contribute to our success. See our Open Door Policy for additional guidance.
Embracing Inclusion and Diversity
VF operates in more than 170 countries, representing a wide range of cultures and beliefs. We are committed to creating an inclusive environment that welcomes and values our differences. We know that our continued success and growth will be enhanced by a diverse workforce that encompasses a wide range of perspectives, skills and abilities. This also means VF makes employment decisions based only on merit and without regard to race, color, religion, national origin, sex, age, disability, sexual orientation or any other characteristic protected by law.
Preventing Harassment and Discrimination
We believe in treating each other respectfully and do not tolerate harassment within our workplace. “Harassment” is any unwelcome conduct-whether physical, verbal or sexual-that has the purpose or effect of creating an intimidating, hostile or offensive workplace. Avoiding harassment means avoiding any of the following types of conduct:

•	Slurs, offensive remarks or jokes based on a person’s race, color, religion, national origin, sex, age, disability, sexual orientation or other similar characteristics

•	Unwanted touching, assault or intimidating gestures such as blocking a person’s movement

•	Requests for sexual favors or unwanted sexual advances, such as leering or making sexual gestures or

•	Repeated invitations for dates when the other person has declined.

If you experience or witness harassing behavior of any kind, you are encouraged to report it immediately. You will never face retaliation for making a report in good faith. See our Harassment-Free Work Environment Policy for additional guidance.

Q: Ana has recently accepted a new role, which requires her to work closely with Chad. At first, she is flattered when he compliments her looks, but as time goes on, his comments become more personal until he begins making crude gestures to express how attractive he thinks she is. Ana is upset by this behavior, but she wants to handle this the right way. What should she do?
A: If asking Chad to stop has no effect, Ana should not hesitate to go to her manager or another resource listed in this Code. Chad’s unwanted attention is creating a work environment that is uncomfortable for Ana, and his behavior should stop immediately. Ana can rest assured that she will not face retaliation for reporting Chad’s behavior, because VF is committed to creating a respectful, secure work environment for us all.

Ensuring Health and Safety
Because VF values our work and our well-being, our Company goes to great lengths to foster a safe and healthy work environment.
Associates may not sell, possess, distribute, use or purchase illegal drugs-or sell, transfer or distribute prescription drugs-on Company premises or during working hours. Associates must never work while impaired by alcohol or drugs.
If you are concerned about a substance-abuse problem, please seek confidential assistance through your benefits provider.
In addition, VF does not tolerate any action that threatens people, property or our Company, including verbal threats, harassment, physical attacks, damage to Company property, possession of any weapon on Company property or any other behavior that would make others feel unsafe.
If you become aware of any health or safety concern, report it to a manager immediately. For additional guidance, see our Substance Abuse and Violence-Free Workplace Policies.
Protecting Employee Privacy
We respect the privacy of our fellow associates and will safeguard the confidentiality of sensitive personal information that we receive in the course of our work. This includes personal health information, contact information, government-issued identification numbers and confidential employment information, including salary and evaluation details. If your job involves having access to such information, you must take care to safeguard it. Only use other associates’ private information for valid business purposes, and never access it or share it with others-even colleagues-unless necessary to fulfill your job responsibilities.

Protecting Consumer and Third-Party Data
We also strive to protect the confidential information of our consumers and third parties and safeguard their confidential personal information against unauthorized access, use or disclosure.  Consult the Law Department with any questions about the use and handling requirements of consumer and third-party data.

Our Company
We will compete fairly and honestly.

“I feel proud to work for VF.”

Senior Manager, Global Business Technology

I learned my sense of integrity from my father, and I believe those values are clearly aligned with VF’s. Courage, commitment and a sense of caring for others all matter to me. I believe those same values are important at VF, and that makes me feel proud.

Disclosing Conflicts of Interest
A “conflict of interest” arises any time your personal interests interfere with your ability to make objective decisions on behalf of VF. Because of the risk for harm to our Company, we each have a duty to avoid situations that could create-or even appear to create-a conflict of interest.
Situations involving a conflict of interest may not always be obvious or easy to resolve, so some of the more common scenarios you might encounter are described in this section. You should report actions that may involve a conflict of interest to your manager or another member of management.
In order to avoid conflicts of interests at the executive level, each of the CEO and senior financial officers must disclose to VF’s General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The General Counsel will notify the Nominating and Governance Committee of any such disclosure. Conflicts of interest involving the General Counsel will be disclosed to the CEO, and the CEO will notify the Nominating and Governance Committee.
Outside employment or financial interests
While VF recognizes that some associates will work second jobs, associates should never engage in any outside employment or other activity that violates obligations to VF, such as confidentiality. In addition, if you have an ownership interest or financial stake (excluding publicly traded securities) in any company with whom VF does business, you must disclose this to your manager.
Working with family members and close friends
Working with family members or those with whom you may have a significant personal relationship can lead to the appearance of bias. Sometimes, this may conflict with the best interest of VF, especially if there is a reporting relationship between two close individuals. If one of your family members or someone with whom you have a significant personal relationship works for VF, you should not be involved in the decisions related to the hiring, compensation, evaluation or promotion of that individual. See our Working Relationships Policy for additional guidance.

A conflict of interest can also arise if you, your family member or close friend works for a company that has a relationship with VF-such as one of our suppliers, resellers, customers or competitors. These business relationships should be based only on what is best for VF. If you find yourself interacting with a company that a relative or close friend has ties to, notify your manager immediately and remove yourself from the decision-making process. Do not use your position at VF to influence the bidding process or any negotiation based on a personal relationship.

GOOD TO KNOW!
“Family members” includes parents, siblings, spouses, legal guardians, children, in-laws, grandparents, grandchildren, step-relatives or any other person regularly residing in your household.

Q: Amy is responsible for the selection and management of VF’s sales agents in Europe. Amy selects the sales agency her husband works for to cover the Eastern European region. The agency is one of the best-known and most effective in Europe, and is willing to work for a commission that is substantially less than that paid to other agents. Did Amy do the right thing?
A: No. Although this arrangement appears to substantially benefit our Company, it is still a conflict of interest. Amy should not be involved in a selection process that involves the company her husband works for.

Board memberships or leadership roles
Before accepting a position to serve on the board of directors or in a leadership role for an outside company that does business with VF or that is in a similar market or industry, seek approval from your manager to ensure that no conflict of interest exists and that serving will not affect your ability to do your job at VF.
Corporate opportunities
Part of our shared commitment to VF is to never use company property, information or our positions at VF for personal gain. You should never compete with VF, whether by engaging in the same line of business or by taking away any opportunity for sales or purchases of products, services or interests. For more information, see our Conflict of Interest Policy.

Q: Bill is a product designer at VF specializing in safety apparel for use in high-temperature environments. Bill and his brother are also volunteer fire fighters. They recently applied for a patent associated with a fire-resistant fabric containing an internal cooling mechanism. Bill completed the patent application on his lunch breaks using a VF computer. Bill asks his manager whether VF might be interested in licensing the patent. What problems have Bill’s actions created?

A: This situation is a conflict of interest for Bill. He personally stands to benefit if VF licenses the patent, while at the same time his responsibilities at VF involve potential applications for the patent. Further, Bill should not have used VF property to apply for registration of the patent, since it could be used to manufacture products that would compete with VF’s products.

Gifts and Entertainment
You must avoid even the appearance of making business decisions based on illegal, unethical or compromising influences. Business courtesies such as the exchange of gifts or attending entertainment events may be appropriate only under certain circumstances.
VF associates may exchange gifts of insignificant value with suppliers, customers or others who are doing business with VF, provided the following guidelines are adhered to:

•	Gifts may not be extravagant;

•	Gifts must be infrequent; and

•	A gift should not give the impression that it will influence a business decision.
Gifts of money (cash or cash equivalent) are never acceptable. Promotional items, branded items or holiday gifts of nominal value are permissible.

GOOD TO KNOW!
A gift is any item of value and includes gift cards and other cash equivalents, personal favors and event tickets.

Entertainment among VF and others may be appropriate if participation will help build or maintain a business relationship for VF’s benefit, business topics will be discussed during the event, or members of the existing or proposed relationship teams will be in attendance. Before accepting such an invitation, however, be sure to obtain approval from your manager.
Also, family members may not receive compensation, commissions, gifts or entertainment perks from companies or organizations that deal with VF if doing so could reasonably be construed to influence Company decisions.
Remember that the rules for providing gifts and entertainment to government officials are much stricter. Never offer or provide a gift to a government official without prior authorization from the Law Department. For guidance on this topic, see our Gifts, Travel and Hospitality for Government Officials Approval Process and the “Anti-Corruption” section of this Code.
For general guidance on gifts and entertainment, see the Gifts and Entertainment section of our Anti-Corruption Policy.

Q: A VF supplier is sponsoring a nationally recognized sporting event and has invited Herman, a VF brand manager, to attend the event. The supplier tells Herman that some of their key executives and factory representatives will also attend. Herman wants to take the supplier up on his offer. How should he handle the invitation?
A: Herman should consider the following questions:

•	Is there any exchange of cash involved?

•	Has Herman received frequent gifts or entertainment from this supplier?

•	Will accepting the invitation influence or give the impression that it is influencing a business decision?

•	Is the expense of the entertainment extravagant?

If the answers to these questions are all “no,” and attending will help build or maintain the business relationship for the benefit of VF, Herman may be able to attend. Before accepting the invitation, Herman must obtain his manager’s approval.

Using and Protecting Company Property and Information
Acting with integrity means that we are each responsible for safeguarding Company property and protecting it from loss, damage, theft, vandalism, or unauthorized use or disposal. This applies to property located in the office, at home or on customer premises. VF’s property includes:

•	Physical property, including equipment, facilities and supplies, inventory and vehicles

•	Intellectual property, including trademarks, patents, copyrights, work methods and practices, and trade secrets

•	Proprietary information, including any non-public information that might be useful to a competitor or that could be harmful to VF or its associates, customers or suppliers if disclosed and

•	Information technology resources, including computer software, computer networks, storage devices, email and voice mail.
Company property is intended to be used for appropriate Company business purposes. While incidental personal use of VF’s information technology resources is permitted on a limited basis, such use must not interfere with your job responsibilities or productivity levels. All Company proprietary information must be maintained in strict confidence, except when disclosure is authorized by VF or required by law. Upon leaving VF’s employment, associates must return all Company property.
Also, remember the following:

•	Lock your computer and other devices when you’re away from them

•	Use passwords that adhere to VF’s Information Security Policy

•	Do not open emails and attachments unless you can identify the sender

•	Keep sensitive materials close at hand when you are traveling

•	Be aware of your surroundings, taking care not to discuss sensitive or confidential information in public places where others may overhear you, and

•	Never share your passwords with others.
See our Global Information Security Policy for additional guidance.

Q: Karina has invited a prospective business partner to tour the VF facility where she works. What should Karina keep in mind while planning the visit to keep from disclosing trade secrets or other proprietary information?
A: Karina and her coworkers should make sure that:

•	Patterns, confidential business plans and product designs are not left in plain sight

•	Product prototypes are kept in secure areas where the visitors are not allowed

•	Visitors are not shown any process that could be considered a trade secret

•	Visitors are asked to not take pictures or videos of our processes and equipment
If Karina sees anything suspicious during the visit, she should report it to her manager.

Appropriate Use of Social Media
The presence of social media across our lives and daily activities requires each of us to be mindful of how we use it. Only authorized associates are permitted to use social media on behalf of VF. However, all associates should follow general best practices when using social media, even for personal use, to help prevent unintended consequences that could negatively impact VF’s reputation.
If you mention VF online, you must clearly state your association with VF and adhere to the following guidelines:

•	Do not discuss VF’s confidential or proprietary information, remembering that the Internet is a public forum

•	Never make vulgar or intimidating remarks about colleagues or consumers, as this may constitute a form of discrimination or harassment

•	Always communicate honestly

•	Do not make disparaging or misleading remarks about our competitors

•	Use the Code and VF’s values as your guide.
Also, keep in mind your work commitments. If social media is not a part of your job responsibilities, make sure the time you spend using social media does not interfere with your work.
Refer to our Social Media Policy for additional information.

Keeping Accurate Accounting and Financial Records
VF is responsible for furnishing reliable financial information on a periodic and timely basis to its shareholders, potential shareholders, creditors, governmental agencies and others.
We must do our part to ensure that the accounting and financial records of the Company are maintained based on valid, accurate and complete data with adequate supporting information to substantiate all entries to VF’s books of account. VF’s books and accounting records are maintained in compliance with generally accepted accounting principles, and properly established controls must be strictly followed. Never falsify any record or document for any reason. Comply with all VF systems of internal controls and do not attempt to circumvent any such process or control. You must report any suspected fraud in the company’s financial reporting, disclosures or internal controls. Do not conceal information from management or from the Company’s independent auditors or internal auditors.
In addition, everyone must take steps to protect the integrity of our corporate information by adhering to our policies on retaining and disposing of Company records. For more information, see our Fraud Reporting and Records and Information Management Policies.
Public Release of Corporate Information and Quality of Public Disclosures
VF is a publicly held corporation and its shares trade on a U.S. national securities exchange. Accordingly, the public is entitled to regular communications concerning financial and operating information of the Company. It is essential that the credibility of such information be maintained.
VF communicates effectively and simultaneously with shareholders and the public so they have access to full and accurate information, in all material respects, about the Company’s financial condition and results of operations. It is of the utmost importance that the distribution of this type of information is carefully planned and coordinated by VF’s Legal, Investor Relations and Corporate Communications teams. Senior representatives of these functions, among others, comprise VF’s Disclosure Committee, which assists senior management in fulfilling their responsibility for oversight of the accuracy and timeliness of such disclosures. VF’s reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure.
Interviews with security analysts, members of the press and other interested parties may only be conducted by designated members of corporate management. Any such interviews must be approved and facilitated by VF’s Investor Relations or Corporate Communications teams.
The distribution of corporate financial releases, booklets, brochures and publications for general public mailings will also be made through the Corporate Communications Department.
Never disclose material company information unless the disclosure has already been made available to the public. Also, never use inside corporate information for personal gain or disclose it to others who might use it for personal gain. Such action will result in immediate dismissal. See our “Insider Trading” section, below, for additional guidance.
For additional information, view our Disclosure of Material, Non-Public Information Policy.
Insider Trading
VF has a long-standing commitment to comply with all securities laws and regulations. These laws prohibit us from purchasing or selling shares of VF securities (including VF common stock, bonds or options)-or those of any public company-based on material, non-public (or “inside”) information. This practice is known as “insider trading,” and it is illegal.
Never use material non-public information for personal gain prior to its official public release. Such action will result in immediate dismissal. Examples of material information include:

•	Possible mergers, acquisitions or divestitures

•	Actual or estimated financial results or changes in dividends

•	Purchases and sales of investments in companies

•	Obtaining or losing significant contracts

•	Important management changes

•	The threat or development of major litigation or

•	Major changes in business strategies.
Information is considered non-public until it has been made available to investors generally, such as through a press release. Just as we may not use material non-public information for our own benefit, we also may not provide it to our family members, friends or anyone else-a practice known as “tipping.”
Tipping and insider trading are illegal and carry severe consequences, including possible criminal charges. If you are unsure about whether the information you possess is inside information, seek guidance from VF’s General Counsel before acting.
Refer to our Insider Trading Policy for more information.

Q: VF is in private talks to acquire a publicly held clothing company. Brian has been working on the deal and thinks the stock will shoot up once the news is made public. He tells his mother to buy 200 shares of the clothing company’s stock and quietly tells his Administrative Assistant, Ethel, that she should do the same. What should Ethel do?
A: Brian has engaged in “tipping” confidential information to his mother and Ethel. Ethel should immediately contact VF’s General Counsel or the Ethics Helpline to report the details of her conversation with Brian. Insider trading and tipping are serious crimes that could result in severe civil and criminal penalties for VF and any individuals involved. VF will protect any associate who makes a good faith report of suspected misconduct, and Ethel should not be concerned about retaliation.

Government Contracting
We commit to always acting with honesty and integrity, but interactions with government customers have additional obligations and requirements. If you are involved in transactions with the government such as bids, tenders or negotiations, be sure to understand the applicable statutory, regulatory and contractual provisions and controls. Never make unauthorized or incorrect charges or submit inaccurate information regarding costs or pricing. Be mindful of our obligation to protect classified or confidential information. In addition, be diligent in requiring that consultants, resellers and other third parties that interact with governments on our behalf meet all qualification and performance standards, undergo appropriate due diligence and understand our expectations for ethical business conduct. Always involve the Law Department when engaging in government contracting.

Our Marketplace
We will follow the law everywhere we do business.

“I can use our Code as my guide.”

Manager, Retail Analytics

Our Code of Conduct really helps me think before I speak. Integrity means a lot to me personally, and the Code helps me understand what integrity means at VF. I use it in my everyday work life to think about how to interact with others and how I can expect to be treated.

Fair Dealing
VF engages in fair dealing practices-meaning we conduct business ethically-at all times. To this end, we do not make disparaging or untrue statements about our competitors. Nor do we make inaccurate or unfair comparisons between our competitors’ products and services and our own. We are forthright and fair in our marketing practices and when discussing the quality, features or availability of our products and services. Violations of these practices could lead to civil or criminal liability for the individuals involved and our Company.
Fair Competition
Our Company is committed to competing fairly by complying with the laws of the countries where we do business. Most of the countries where we operate have fair competition laws-sometimes known as “antitrust” laws. These laws regulate how we can compete in various markets.
Competition laws pertain to our dealings with customers, suppliers and competitors, and it is important that you know your responsibilities under applicable competition laws wherever you are located. Certain activities are strictly prohibited, including:

•	Monopolistic practices

•	Price fixing

•	Bid rigging

•	Market and customer allocation and

•	Illegal boycotts.
Remember, antitrust violations frequently take the form of an “agreement between competitors,” whether the agreement is in writing, verbal or merely implied. For this reason, you must take special care when interacting with competitors, such as at trade shows or trade association meetings. If a competitor attempts to engage you in conversation about any prohibited topic, stop the conversation immediately and report the incident to the Law Department.
For additional information, see our Antitrust and Competition Law Policy.

Interacting with Our Partners
Just as we protect VF’s intellectual property-and expect our business partners to do the same-we, in turn, respect the legal rights of others with whom we do business. Do not make unauthorized copies of copyrighted material, including computer programs for which VF does not have appropriate approvals.
Keeping up-to-date with others in our industry helps VF stay competitive, but we must take care to only collect competitive information in an ethical manner. Never use deceptive or illegal tactics to obtain information about our competitors, and do not ask or allow our associates to share confidential information about former employers. Remember that requesting or accepting confidential information from another company without consent may have legal consequences.
When we do exchange confidential or proprietary information with our business partners, first make sure our documents are labeled appropriately and have a properly executed non-disclosure agreement in place. Seek help from the Law Department if you have questions.
Creating Quality Products
At VF, we take pride in our brands and the quality of the products they represent. We adhere to the strictest standards for quality, and expect the same of our supply chain. If you become aware of any flaw in our processes or products, or those that are supplied to us, or if you suspect the use, sale or production of counterfeit products or components, report it to your manager or a member of the Supply Chain management team immediately.
Anti-Corruption
As a global company, VF is subject to several laws prohibiting bribery and corruption, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. We comply with these laws and take pride in competing based on the quality of our products, versus an improperly obtained advantage. At VF, we do not pay bribes to anyone, for any reason.
Never offer or accept a “kickback,” which is a sum paid as a personal reward for making or fostering business arrangements. Because of the risk that they could be misconstrued as a bribe, VF prohibits “facilitating payments,” which are small, infrequent payments made to expedite the performance of routine government actions, such as the issuance of work permits and visas. Associates and third parties who refuse to pay a bribe will not suffer any penalty, demotion or other adverse consequence, even if it results in loss of business.

Money laundering is a crime and VF strictly prohibits any efforts to conceal illegally gained funds or otherwise make illegal funds look legitimate. Notify your Chief Financial Officer or Ethics and Compliance if you are asked to participate in money laundering or if you notice warning signs such as overpayments accompanied by a request for a refund to a different account or payment by someone who is not a party to the contract. For additional information, review the Money Laundering section of our Anti-Corruption Policy.

Anti-corruption laws often do not differentiate between acts made by a company or someone acting on the company’s behalf. For that reason, we must be certain that we only deal with third parties that apply the same high standards of ethical business conduct as we do. When working with third parties be sure to complete all required due diligence and take reasonable steps to monitor third-party conduct. Report any possible misconduct to your manager or Ethics and Compliance.

GOOD TO KNOW!
A bribe is anything of value given to influence a decision or business outcome, or gain some other improper advantage. Examples include cash payments, offers of employment, excessive travel or entertainment or favors for family members.

Remember, anti-corruption laws are especially strict with regards to interactions with government officials. These include:

•	State or local government employees

•	Candidates running for political office

•	Employees of businesses owned by a government

•	Customers, suppliers or anyone working on behalf of the government and

•	In some instances, royalty or tribal leaders who may hold dual roles in commercial and government settings.
Also, we may never permit a third party to make any improper payment on our behalf.
If you need more information about identifying corruption, seek guidance from Ethics and Compliance. For additional information, see our Anti-Corruption Policy.

Q: Bolin is involved in expanding the Company’s presence in an emerging market. He speaks with a local consultant who mentions her close relationship with local government officials and suggests her firm can help get permits more quickly. The consultant assures Bolin that her process is legal. What should he do?
A: Bolin should probe further and ask questions to understand the consultant’s process for obtaining permits, then consult with his manager and the Law Department. Although the consultant has not requested money to pay bribes, part of the consulting fees could be used for that purpose. In addition, Bolin must not retain the consultant without ensuring the appropriate third-party due diligence procedures take place and that our written agreement with the consultant clearly prohibits making improper payments on our behalf.

Imports and Exports
Because we produce and deliver VF’s products globally, it is vital to our business that we follow all applicable import and export regulations that apply to our work. Keep in mind that an “export” can mean not only the goods we distribute, but also technology and certain information we supply across national borders, or to citizens of other countries. An “import” occurs when we purchase goods from one country to bring these goods into another country. Both import and export activities generally require the filing of certain documentation and payment of taxes and fees. To retain our Company’s ability to do business around the world, we must closely follow all trade regulations that apply to us. The rules regarding imports, exports and re-exports can be complicated, so be sure to involve VF’s Customs Compliance professionals or the Law Department while engaging in international trading activity.
International Trade Compliance
Some countries where VF conducts business impose sanctions or adhere to sanctions imposed by multi-national organizations, such as the United Nations or the European Union. These sanctions restrict or prohibit dealings with certain countries or individuals. Because VF is a U.S. corporation, we must adhere to the economic sanctions administered by the U.S. Office of Foreign Assets Control (OFAC). These include, but are not limited to, restrictions on financial transactions, travel, and imports and exports. If you handle international business, it is your duty to understand and follow the most current regulations.
VF and all our affiliates worldwide also must comply with U.S. anti-boycott laws. These laws impose penalties for refusing to do business with a country, company or person that is “friendly” to the U.S. based on the request of another. This practice is known as “unsanctioned boycotting,” and VF must promptly report any request to support or participate in a boycott to the U.S. government. Boycott activity is not always obvious and may include:

•	Bid invitations that require us to provide information about our past, present or prospective relationships with other countries

•	Letters of credit that contain boycott terms and conditions such as “goods of Country X not permitted” or

•	Meetings during which we are questioned about who we would or would not do business with.
Contact the Law Department if you believe you are being asked to participate in an unsanctioned boycott.
For more information, see our International Trade Compliance Policy.

Our Communities
We will strive to make our communities better.

“I can help others through my work.”

Analyst, Supply Chain Operations

My favorite part of coming to work each day is knowing that I am empowered to make a difference. Whether it’s a colleague dealing with a personal setback or a community organization that supports a cause I care about, I know I can count on VF to support my efforts to help others.

Sustainability and Responsibility
VF is aware of the impact our industry has on people and the environment - from the production of raw materials like cotton to the manufacturing of finished goods. While we comply with all environmental laws, we follow strict standards for the well-being of our associates and the communities in which we operate, always seeking to minimize our impact on the natural resources we use.
We have launched multiple programs across our organization and brands in recent years to monitor and reduce our social and environmental impacts - and wherever possible to begin generating positive impacts. These efforts help support our ability to operate in over 170 countries. Together, our Sustainability and Responsibility efforts are focused on three distinct areas: Planet, Products and People. In each of these areas, we encourage our associates to work across our Company and brands to set targets and strive for ever higher performance.
Associates who have suggestions for how we can further improve VF’s environmental conservation efforts are encouraged to contact your local Sustainability and Responsibility representative.
VF’s Responsible Sourcing Program
At VF, we have adopted Global Compliance Principles to govern all facilities that produce goods for our Company. These principles reflect our commitment to individual rights throughout our operations, including the right to work freely, bargain collectively and be compensated fairly.
VF follows applicable labor laws in place wherever we operate, and does not permit the use of forced or involuntary labor in any of our operations or the operations of facilities that produce goods for VF. We do not permit discrimination against or harassment of our colleagues who choose to be represented by a trade union. For additional information, see our Global Compliance Principles.
Local Community Relations and Volunteerism
VF believes that each of us has a responsibility to help improve the well-being of our communities. Our brands proactively organize events and activities through which they invest in local community interests and needs. We believe volunteering can be transformational for our associates as well as beneficial to the community. Across the globe, VF associates volunteer our time and contribute financial support to local programs we care deeply about. If you would like more information about volunteering in your community, contact your local Human Resources or Sustainability and Responsibility representative.
Charitable Donations
VF is engaged in philanthropic work in many of our local communities and we continue to consider opportunities to make a difference through corporate philanthropy on an ongoing basis. The VF Foundation provides monetary support for charitable organizations and we are constantly exploring new ways for our Foundation to help generate even larger positive impacts at scale.
Political Activities
VF encourages associates to support political parties and candidates for public office of their choice. However, any partisan political activity must take place on associates’ own time, at their own expense and not on Company premises. This means associates may not use Company resources-including e-mail or office supplies-to promote political candidates. Never pressure colleagues to vote a certain way or support a particular cause or candidate.
If your job involves regular interaction with legislators, regulators, executive branch officials or their staffs, it is your responsibility to adhere to lobbying disclosure rules. If you are unsure whether an activity is considered lobbying, check with the Public Affairs or the Law Department before proceeding.

Living our Values Around the World

•	India - eCREATE Restyle products by Lee® made of recycled materials

•	Niger - Wells for clean drinking water funded by Nautica®

•	United States - The North Face® promotes breast cancer education through its Support the Cause Collection

•	Nicaragua - Reef® sponsors community building and recycling efforts

•	Haiti - Timberland® joins Smallholder Farmer Alliance Partnership

•	United StatesNautica® and Kipling® support AIDS Walk New York

•	Belgium - Eastpak® SheWears Tour celebrates International Women’s Day

•	Switzerland - LEED Gold-Certified VF International Headquarters

•	Vietnam - VF Asia partners with IFC to ensure sustainability in local factories

A Final Word
Each of us has a stake in following our Code and enforcing its principles. These principles provide guidance on how we interact with our colleagues, our company, our marketplace and our communities every day.
Our Code cannot cover every situation, and you may encounter ethical questions without clear answers. If that happens, there is help available to you from several sources. See our Resources section.

You should be confident that when you report a suspected violation of the Code, your concerns will be fully investigated in a timely manner. The following point cannot be stressed too often: VF will not tolerate retaliation against anyone who makes a good-faith report of a suspected Code violation.
We want to hear from you. If you have a question or concern, raise it. We promise to listen.

Ethical Decision Making
Maintaining our Company’s high standards for ethical business conduct requires us to act with honesty and lead with integrity. There may be times when you need to make a business decision, but the right thing to do is not immediately clear. In those instances, asking these questions can be helpful:

•	Is it legal?

•	Is it consistent with our Code of Conduct?

•	Does it reflect our company’s values?

•	Would you be comfortable if others knew about it?
If the answer to any of these questions is “no,” don’t move forward with the action. If you are not sure, seek guidance.

Resources
Regardless of how you choose to raise a question or concern, all reports will be taken seriously and handled confidentially. Rest assured that you will not face retaliation at VF for raising an issue in good faith.
Your Manager
In most cases, your manager will be in the best position to help you with questions or concerns since he or she understands your position and responsibilities. If you prefer not to speak with your manager, you can speak with another manager you trust.
Human Resources
Human Resources can help resolve concerns or point you in the right direction.
Controller or CFO
If you have a concern about accounting, internal controls, or auditing matters, you can bring the issue to your local Controller or CFO.
Law Department
VF’s Law Department, including the General Counsel, can advise you on issues related to the laws and regulations we must follow. To reach the Law Department you can send an e-mail to law_department@vfc.com.

Ethics and Compliance
Ethics and Compliance is available to answer questions about any topic related to this Code or to discuss possible violations of the Code, VF policies or the law. To contact Ethics and Compliance send an e-mail to ethics@vfc.com.
Our VF Ethics Helpline
The VF Ethics Helpline is free, confidential and available 24 hours a day, seven days a week around the world. If you don’t want to identify yourself, you can make a report anonymously where allowed by law.
To Contact the Helpline
In the U.S.: 1-877-285-4152
In other countries, visit ethics.vfc.com to find a list of phone numbers by country or to make a report online.